May 4, 2021
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1001

Re:         EVERTEC, Inc.’s Registration Statement on Form S-3
File No.:     333-255729
Filed:         May 3, 2021

EVERTEC, Inc. (the “Company”) filed a Registration Statement on Form S-3 (File No. 333-255729) with the Securities and Exchange Commission (the “Commission”) on May 3, 2021 (together with the exhibits thereto, the “Registration Statement”).

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement. The Company is seeking withdrawal of the Registration Statement because it was erroneously filed as a form type “S-3” rather than form type “S-3ASR.” The Company intends to refile the Registration Statement as a form type “S-3ASR” (the “Refiled Registration Statement”) immediately following the filing of this withdrawal request.

The Company confirms that no securities have been sold pursuant to the Registration Statement and requests in accordance with Rule 457(p) under the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use, including with respect to the Refiled Registration Statement.

The Company understands that, pursuant to Rule 477(b) under the Securities Act, this application for withdrawal will be effective at the time filed with the Commission unless, within fifteen calendar days after the filing, the Commission notifies the Company that the application for withdrawal will not be granted.

Please direct any questions or comments regarding this correspondence to our counsel, Nicolas Grabar of Cleary Gottlieb Steen & Hamilton LLP, at (212) 225-2414. Thank you for your assistance in this matter.

Respectfully submitted,

By:	/s/ Luis A. Rodríguez
Luis A. Rodríguez
Executive Vice President and Chief Legal and Corporate Development Officer